                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                  SCHEDULE 13D
                                  Rule 13d-101

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                              (Amendment No. 3)/1/

                              Bluegreen Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                  Common Stock
                           par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  703365 10 6
--------------------------------------------------------------------------------
                                (CUSIP Number)

                             Christopher L. O'Dell
                                 Morgan Stanley
                          1221 Avenue of the Americas
                            New York, New York 10020
                                 (212) 761-4000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 10, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 703365 10 6            SCHEDULE 13D                       Page 2 of 15
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Morgan Stanley Dean Witter & Co.
      36-3145972
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      The state of organization is Delaware.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             363,937 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          363,937 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      363,937 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.3% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO, HC
------------------------------------------------------------------------------

----------
* See Instructions Before Filling Out!

CUSIP NO. 703365 10 6            SCHEDULE 13D                       Page 3 of 15
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MSREF III, Inc.
      13-3974129
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      The state of organization is Delaware.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             363,937 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          363,937 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      363,937 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.3% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO, HC
------------------------------------------------------------------------------

----------
* See Instructions Before Filling Out!

CUSIP NO. 703365 10 6            SCHEDULE 13D                       Page 4 of 15
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Morgan Stanley Real Estate Fund III, L.P.
      13-3991561
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      The state of organization is Delaware.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             129,016.39 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          129,016.39 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      129,016.39 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Less than 0.48% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

----------
* See Instructions Before Filling Out!

CUSIP NO. 703365 10 6            SCHEDULE 13D                       Page 5 of 15
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Morgan Stanley Real Estate Investors III, L.P.
      13-3993701
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      The state of organization is Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             5,980.58 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,980.58 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,980.58 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Less than 0.1% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

----------
* See Instructions Before Filling Out!

CUSIP NO. 703365 10 6            SCHEDULE 13D                       Page 6 of 15
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MSP Real Estate Fund, L.P.
      13-3993696
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      The state of organization is Delaware.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             103,302.06 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          103,302.06 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      103,302.06 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Less than 0.38% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

----------
* See Instructions Before Filling Out!

CUSIP NO. 703365 10 6            SCHEDULE 13D                       Page 7 of 15
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON*

      MSREF III Special Fund, L.P.
      13-4011444
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      The state of organization is Delaware.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             125,637.97 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          125,637.97 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      125,637.97 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Less than 0.46% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

----------
* See Instructions Before Filling Out!

     Item 1. Security and Issuer.

     This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D Statement dated August 14, 1998 (the "Schedule 13D") which was filed with the Securities and Exchange Commission ("SEC") on behalf of Morgan Stanley Dean Witter & Co. ("MSDW"), MSREF III, Inc., Morgan Stanley Real Estate Investors III, L.P. ("MSREI"), Morgan Stanley Real Estate Fund III, L.P. ("MSREF"), MSP Real Estate Fund, L.P. ("MSP"), and MSREF III Special Fund, L.P., a Delaware limited partnership ("Special Fund" and, together with MSREI, MSREF and MSP, the "Funds"), as amended. Each capitalized term not defined in this Amendment has the meaning assigned to that term in the original Schedule 13D.

     The class of equity securities to which this statement relates is the common stock, $.01 par value per share ("Common Stock"), of Bluegreen Corporation (the "Issuer"), a Massachusetts corporation. The principal executive offices of the Issuer are located at 4960 Conference Way North, Suite 100, Boca Raton, Florida.

     Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended by being deleted in its entirety and replaced with the following:

     The response to Item 6 is incorporated herein by this reference.

     Pursuant to a Stock Purchase Agreement dated as of April 10, 2002 (the "Stock Purchase Agreement"), the Funds sold 5,548,416 shares of Common Stock and agreed to sell, on or before June 14, 2002, 333,937 shares of Common Stock, all of which shares were previously reported on the Schedule 13D as held by the Funds, to Levitt Companies, LLC. A copy of the Stock Purchase Agreement is attached as Exhibit 4 hereto. As a result of such transaction, each of the reporting persons ceased to be the beneficial owner of more than 5% of the Common Stock, effective as of the date of the Stock Purchase Agreement. The only shares of Common Stock beneficially owned by any of the reporting persons are the 333,937 shares to be sold on or before June 14, 2002 and shares issuable upon the exercise of the Director Options (as hereinafter defined). 105,000 shares of Common Stock are issuable upon exercise of the Director Options, 30,000 of which were exercisable immediately prior to consummation of the sale. The remainder of the options may have vested upon consummation of the transaction depending upon the total number shares of Common Stock held by the purchaser.

     The foregoing does not purport to be a complete description of the Stock Purchase Agreement and is qualified in its entirety by reference to Exhibit 4 hereof, which is incorporated herein by reference hereof.

     Pursuant to the Director Agreements (as hereinafter defined), the Issuer granted certain Stock Options (Right to Buy) (the "Director Options") to each of John P. Buza, Michael J. Franco and Joseph M. Zuber. Pursuant to the terms of the Director Agreements, the Director Options are held by each of Mr. Buza, Mr. Franco and Mr. Zuber for the full benefit of the Funds. Each of Mr. Buza, Mr. Franco and Mr. Zuber have resigned as directors of the Issuer as of April 10, 2002.

     For purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended ("Rule 13d-3") the Funds may be deemed to beneficially own, in the aggregate 363,937 shares of Common Stock, or 1.3% of the total number of shares of Common Stock outstanding pursuant to Rule 13d-3 (the "Outstanding Shares"). Each of the Funds is deemed to beneficially own the following amount of Common Stock or percentage of the Outstanding Shares: MSREI: 5,980.58 shares or less than 0.1%; MSP: 103,302.06 shares or 0.38%; Special Fund: 125,637.97 shares or 0.46%, MSREF: 129,016.39 shares or 0.48%.

     The percentages set forth in the preceding paragraphs are based on 27,058,950 shares of Common Stock outstanding as set forth in the Company's Quarterly Report on Form 10-Q for the period ended December 30, 2001.

     The information set forth in items 7 through 10 of the cover pages to this
Schedule 13D is incorporated herein by reference.

     Except as disclosed herein, none of the Funds, MSDW or MSREF III, Inc. has effected any transaction in shares of Common Stock during the preceding 60 days.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     MSDW is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended by being deleted in its entirety and replaced with the following:

     The Funds entered into (i) an Agreement Regarding Director Compensation, dated as of October 20, 1999, with Michael J. Franco (the "Franco Director Agreement"), MSREF's nominee to the Company's board of directors, (ii) an Agreement Regarding Director Compensation, dated as of October 20, 1999, with Joseph M. Zuber (the "Zuber Director Agreement"), MSP's nominee to the Company's board of directors, and (iii) an Agreement Regarding Director Compensation, dated March 21, 2001, with John P. Buza (the "Buza Director Agreement" and, together with the Franco Director Agreement and the Zuber Director Agreement, the "Director Agreements"), the nominee of MSREF and MSP, as Designating Funds (as defined in the Buza Director Agreement), to the Company's board of directors. Pursuant to the Director Agreements, each of Mr. Buza, Mr. Franco and Mr. Zuber agreed that he will hold any compensation and benefits he receives from the Company in his capacity as a member of the board of directors of the Company for the benefit of the Funds, and that the economic interest with respect to such compensation will, to the full extent permitted by law, belong to the Funds. The Funds' interest in any such compensation will be allocated among the Funds as follows: MSREI: 1.6433%; MSREF: 35.4502%; MSP: 28.3846%; and Special Fund: 34.5219%. Mr. Buza, Mr. Franco and Mr. Zuber each agreed (a) not to transfer any such compensation to any person other than the Funds without the Funds' prior written consent and (b) to vote or cause to be voted all shares of Common Stock he receives as such compensation (or that constitute proceeds of any such compensation), as directed by the Funds. A copy of the Buza Director Agreement, a copy of the Franco Director Agreement and a copy of the Zuber Director Agreement are attached as Exhibit 1, Exhibit 2 and Exhibit 3 hereto, respectively, and incorporated herein by this reference.

     On October 21, 1999, the Company granted an option to purchase 15,000 shares of Common Stock to each of Mr. Franco and Mr. Zuber (the "1999 Options") at an exercise price of $5.9375 per share of Common Stock. The 1999 Options vest in three annual installments beginning on October 21, 2000. Pursuant to the Director Agreements, the Funds are deemed to beneficially own the 1999 Options.

     On August 3, 2000 the Company granted an option to purchase 15,000 shares of Common Stock to each of Mr. Franco and Mr. Zuber (the "2000 Options") at an exercise price of $2.875 per share of Common Stock. The 2000 Options vest in three annual installments beginning August 5,

2001. Pursuant to the Director Agreements, the Funds are deemed to beneficially own the 2000 Options.

     On August 2, 2001 the Company granted an option to purchase 15,000 shares of Common Stock to each of Mr. Buza, Mr. Franco and Mr. Zuber (the "2001 Options") at an exercise price of $2.11 per share of Common Stock. The 2001 Options vest in three annual installments beginning August 2, 2002. Pursuant to the Director Agreements, the Funds are deemed to beneficially own the 2001 Options.

     Item 7. Material to be Filed as Exhibits.

     The following are filed herewith as Exhibits to this Amendment No. 3 to
Schedule 13D.

        Exhibit No.  Description
        -----------  -----------

             1       Agreement Regarding Director Compensation (Buza)

             2*      Agreement Regarding Director Compensation (Franco)

             3*      Agreement Regarding Director Compensation (Zuber)

             4 Stock Purchase Agreement dated as of April 10, 2002, among the Funds and Levitt Companies, LLC

     *Previously filed.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 11, 2002


                                      MORGAN STANLEY DEAN WITTER & CO.


                                      By:  /s/ Peter R. Vogelsgang
                                          --------------------------------------
                                          Peter R. Vogelsgang
                                          Authorized signatory

                                      MSREF III, INC.


                                      By:   /s/ Christopher L. O'Dell
                                         ---------------------------------------
                                         Christopher L. O'Dell
                                         Vice President and Secretary

                                      MORGAN STANLEY REAL ESTATE INVESTORS
                                      III, L.P.

                                      By: MSREF III, L.L.C., its General Partner

                                          By: MSREF III, Inc., its MS Member


                                          By:   /s/ Christopher L. O'Dell
                                             -----------------------------------
                                             Christopher L. O'Dell
                                             Vice President and Secretary

                                      MORGAN STANLEY REAL ESTATE FUND III, L.P.

                                      By: MSREF III, L.L.C., its General Partner

                                          By: MSREF III, Inc., its MS Member


                                          By:   /s/ Christopher L. O'Dell
                                             -----------------------------------
                                             Christopher L. O'Dell
                                             Vice President and Secretary

                                     MSP REAL ESTATE FUND, L.P.

                                     By:  MSREF III, L.L.C., its General Partner

                                          By: MSREF III, Inc., its MS Member


                                          By: /s/ Christopher L. O'Dell
                                             -----------------------------------
                                             Christopher L. O'Dell
                                             Vice President and Secretary

                                      MSREF III SPECIAL FUND, L.P.

                                      By: MSREF III, L.L.C., its General Partner

                                          By: MSREF III, Inc., its MS Member


                                          By:  /s/ Christopher L. O'Dell
                                              ----------------------------------
                                              Christopher L. O'Dell
                                              Vice President and Secretary

                                  EXHIBIT INDEX

         Exhibit No.  Description
         -----------  ------------
             1        Agreement Regarding Director Compensation (Buza)

             2*       Agreement Regarding Director Compensation (Franco)

             3*       Agreement Regarding Director Compensation (Zuber)

             4 Stock Purchase Agreement dated as of April 10, 2002, among the Funds and Levitt Companies, LLC

     *Previously filed.

                            AMENDMENTS TO APPENDIX A

     The portion of Appendix A listing and describing the executive officers and directors of MSDW is hereby deleted in its entirety and replaced with the following:

     The names of the Directors and the names and titles of the Executive Officers of MSDW and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of MSDW at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSDW and each individual is a United States citizen.

                Name                                   Present Principal Occupation
---------------------------------------    ------------------------------------------------------------

* Philip J. Purcell                        Chairman of the Board and Chief Executive Officer

* Robert G. Scott                          President and Chief Operating Officer

* Robert P. Bauman                         Retired; former Chief Executive Officer of Smith Kline
  Invensys plc                             Beecham plc
  Invensys House, Carlisle Place
  London SW1P 1BX, ENGLAND

* Edward A. Brennan                        Retired; former Chairman of the Board, President and Chief
  400 North Michigan Avenue, Suite 400     Executive Officer of Sears, Roebuck and Co.
  Chicago, IL  60611

* John E. Jacob                            Executive Vice President and Chief Communications Officer
  Anheuser-Busch Companies, Inc.           of Anheuser-Busch Companies, Inc.
  One Busch Place
  St. Louis, MO  63118

* C. Robert Kidder                         Chairman of the Board and Chief Executive Officer of
  Borden, Inc.                             Borden, Inc.
  180 East Broad St.
  Columbus, OH  43215

* Charles F. Knight                        Chairman of Emerson Electric Co.
  Emerson Electric Co.
  8000 West Florissant
  St. Louis, MO  63136

* John W. Madigan                          Chairman and Chief Executive Officer of Tribune Company
  Tribune Company
  435 North Michigan Avenue, Suite 2300
  Chicago, IL  60611

* Miles L. Marsh                           Former Chairman of the Board and Chief Executive Officer
  W.H. Clark & Associates                  of Fort James Corporation
  20 S. Clark St, Suite 2222
  Chicago, IL  60603

* Michael A. Miles                         Special Limited Partner of Forstmann Little and Co.
  1350 Lake Road
  Lake Forest, IL  60045

                Name                                   Present Principal Occupation
---------------------------------------    ------------------------------------------------------------

* Laura D'Andrea Tyson                     Dean of the London Business School
  London Business School
  Sussex Place, Regents Park
  London NW1 4SA, England

  Stephen S. Crawford                      Executive Vice President and Chief Financial Officer

  Alexander C. Frank                       Treasurer

  Roger C. Hochschild                      Executive Vice President and Chief Strategic and
                                           Administrative Officer

  Donald G. Kempf, Jr.                     Executive Vice President, Chief Legal Officer & Secretary

  Tarek F. Abdel-Meguid                    Head of Worldwide Investment Banking

  Zoe Cruz                                 Head of Worldwide Fixed Income Division

  John P. Havens                           Head of Worldwide Institutional Equities Group

  Mitchell M. Merin                        President and COO, Asset Management

  David W. Nelms                           President and COO, Discover Financial Services

  Stephan F. Newhouse                      Co-President and COO, Institutional Securities Group

  Vikram S. Pandit                         Co-President and COO, Institutional Securities Group

  Joseph R. Perella                        Chairman of Institutional Securities Group

  John H. Schaefer                         President and COO, Individual Investor Group

* Director